UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-225586

SUPERVALU ENTERPRISES, INC.
(Name of registrant as specified in charter)
11840 Valley View Road
Eden Prairie, Minnesota 55344
(952) 828-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of security covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One

On October 1, 2020, Supervalu Enterprises, Inc. (the “Company”) filed a post-effective amendment on Form S-4 with the Securities and Exchange Commission to deregister all shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”) covered by such registration statement. No shares of Common Stock were issued under the registration statement. Accordingly, the Company is filing this Form 15 to suspend the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Supervalu Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: November 30, 2020
SUPERVALU ENTERPRISES, INC.

By:	/s/ Jill E. Sutton
President and Secretary